                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 001-14299

        (Check One)

        |X| Form 10-K and Form 10-KSB  |_| Form 11-K

        |_| Form 20-F  |_| Form 10-Q and Form 10-QSB  |_| Form N-SAR

        For Period ended: December  31, 2001

        |_| Transition Report on Form 10-K  |_| Transition Report on Form 10-Q
            and Form 10-KSB                     and Form 10-QSB

        |_| Transition Report on Form 20-F  |_| Transition Report on Form N-SAR

        |_| Transition Report on Form 11-K

        For the Transition Period ended _______________________________________


        Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________
_______________________________________________________________________________

                                     PART I

                             REGISTRANT INFORMATION

        Full name of registrant NATIONSRENT, INC.

        Former name if applicable _____________________________________________
        _______________________________________________________________________

        Address of principal executive office (Street and number):

                  450 East Las Olas Blvd.

        City, state and zip code:

                  Fort Lauderdale, Florida 33301

                                     PART II
                             RULE 12B-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        As reported on a current report on Form 8-K filed on December 20, 2001, NationsRent, Inc. and its subsidiaries (collectively, the "Debtors") filed voluntary petitions under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the District of Delaware in Wilmington, Delaware (the "Bankruptcy Court") on December 17, 2001. The petitions have been jointly designated as Case No. 01-11628 (PJW). The Debtors continue to operate their business and manage their properties as debtors in possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

        Since the date the Debtors filed their Chapter 11 petitions, the Debtors' accounting and financial staff, who are integral to the preparation of NationsRent's periodic reports to be filed pursuant to the Securities Exchange Act of 1934, as amended, have been primarily engaged in dealing with bankruptcy related matters and, together with NationsRent's advisors, formulating a detailed business plan which will form the basis of a reorganization plan. The development and implementation of the reorganization plan includes, among other burdens, the administration of the Chapter 11 cases; preparing detailed financial budgets and projections; formulating and preparing disclosure materials required by the Bankruptcy Court, including Monthly Operating Reports; reconciling and resolving proofs of claim; analyzing accounts payable and receivable; assembling data for the valuation and schedule of the Debtors' assets and liabilities and statement of financial affairs to be filed with the Bankruptcy Court; and seeking debtor-in-possession financing. In addition, the Debtors' application for retention of their independent auditor has not yet been approved by the Bankruptcy Court. As a result of the foregoing, NationsRent's financial statements for the year ended December 31, 2001 have not been completed or audited. In light of the significant resources and time dedicated by NationsRent's accounting and financial staff to matters related to the Chapter 11 petitions, and the requirement that the retention of the Debtors' independent auditor be approved by the Bankruptcy Court prior to the completion and audit of NationsRent's financial statements, NationsRent has been unable to prepare its annual report on Form 10-K for the year ended December 31, 2001. NationsRent intends to file its annual report on Form 10-K as soon as its financial statements have been prepared and audited. In addition, NationsRent has and will continue to file, on current reports on Form 8-K, its Monthly Operating Reports as required by the Bankruptcy Court.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Ezra Shashoua                      (954) 760-6550
-----------------------------------------------------------------------
         (Name)                             (Area Code)  (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

        [X] Yes   [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        [X] Yes   [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        NationsRent expects that the results of operations for the year ended December 31, 2001 will show a significant decline in its net income from prior year amounts. NationsRent is unable to make a reasonable estimate of the results at this time because it is completing its analysis of the appropriate charges to be reflected in its results of operations for the year ended December 31, 2001 as a result of filing for bankruptcy protection and other matters discussed above. However, NationsRent has determined that there has been an impairment of its intangible assets related to acquired businesses as a result of filing for bankruptcy protection and related matters. NationsRent expects to write-off such intangible assets related to acquired businesses at December 31, 2001. The balance of intangible assets related to acquired businesses was $770,824,000 at September 30, 2001.

         NATIONSRENT, INC.
--------------------------------------------------------------
         (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  April 1, 2002            By /s/ Ezra Shashoua
      ---------------------       -------------------------------------
                                  Ezra Shashoua, Executive Vice President and
                                  Chief Financial Officer